H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Rivkin & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 West Delaware Avenue
(No. and Street)

Pennington,	NJ	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeroen Hoevers (609) 730-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ______Jeroen Hoevers_______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __H. Rivkin and Company, Inc.___ as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

ANNAROSE Swanhart
Notary Public of NJ
Comm. EXP. 8/7/18

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of H. Rivkin and Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H. Rivkin and Company, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
New York, New York
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

H. RIVKIN AND COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	50,483
Other assets		5,000
Brokers receivable		151,681
Deposit with clearing broker		100,412
Deferred tax asset		55,120
Property and equipment, net		892
Total assets	$	363,588

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Broker payable	$	3,591
Total liabilities		3,591
Stockholder's equity		
Common stock - par value $0.01		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares		25,000
Additional paid-in-capital		375,009
Accumulated deficit		(40,012)
Total stockholder's equity		359,997
Total liabilities and stockholder's equity	$	363,588

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF INCOME
For The Year Ended December 31, 2017

Revenue	
Commission income	$ 1,202,595
Interest and dividend income	261
Management fee income	10,000
Other Income	7,800
Total revenue	1,220,656
Operating expenes	
Employee compensation and benefits	808,820
Rent	31,200
Legal and professional services	58,346
Licenses and registration	13,487
Payroll and miscellaneous taxes	37,194
Clearing costs	46,221
Other operating expenses	18,846
Total operating expenses	1,014,114
Income before income tax	206,542
Income tax benefit (provision)	77,433
Net Income	$ 129,109

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2017

	Total	Common stock par value $0.01	Additional paid-in capital	Accumulated deficit
Stockholder's equity at December 31, 2016	$ 230,888	25,000	375,009	(169,121)
Stockholder contributions	-	-	-	-
Net income - December, 31, 2017	129,109	-	-	129,109
Stockholder's equity at December 31, 2017	$ 359,997	25,000	375,009	(40,012)

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	129,109
Adjustments to reconcile net income to net cash provided by (used in) used in operating activities		
Depreciation		28
Deferred tax benefit		72,323
Decrease (Increase)in broker receivable		(150,232)
Decrease (increase) in deposit with clearing broker		(1,528)
Decrease (increase) in other assets		(5,000)
Increase (decrease) in broker payable		3,591
Increase (decrease) in income tax payable		(525)
Net cash provided by (used in) operating activities		47,766
Cash flows from investing adtivities		
Purchase of property and equipment		(920)
Net cash provided by investing activities		(920)
Net increase (decrease) in cash		46,846
Cash at December 31, 2016		3,637
Cash at December 31, 2017	$	50,483
Supplemental disclosures		
Cash paid during the year for income taxes	$	2,127
Interest	$	-

See accompanying notes to financial statements.

Note 1 – Summary of Significant Accounting Policies

Business activity

H. Rivkin and Company, Inc. (the "Company") was incorporated in the State of New York on March 2, 1992. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Exchange Commission ("SEC"), and the Securities Investor Protections Corporation ("SIPC").

On March 31, 2015, The Company's stockholders entered into a Purchase/Sale Agreement to sell 100% of their outstanding stock in the Company to the members of New Deventer Enterprises, LLC (the purchaser). On May 15, 2015, the purchaser had applied and received approval as a broker/dealer with FINRA. FTNRA approval has been granted and the purchaser now owns 100% of the stock in the Company.

The Company is engaged in business as a securities broker-dealer and active in the secondary market for equities, corporate bonds, and bank loans.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property and equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property and equipment are 5-7 years.

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level I) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Income taxes

The Company, organized in the state of New Jersey as a corporation, files a corporation tax return.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes (continued)

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

The Company files Federal as well as New Jersey tax returns. The company's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2013.

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers' receivable, prepaid expenses, accrued expenses, accounts payable, and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, broker payable, accrued expenses and related payables, and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and revenue recognition

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 – Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing. At December 31, 2017, the account balance of $151,681 represented trading profits settled in 2017 that had not been transferred by the clearing house until 2018.

Note 4 – Deposit with Clearing Broker

Pursuant to the clearing agreement with Wedbush Clearing ("Clearing Broker"), the Company introduces all of its securities transitions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2017 was $100,412.

Note 5 —Property & Equipment

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Furniture and fixtures	$	19,296	5-7 years
Office equipment		15,547	5-7 years
Automobile		15,404	5-7 years
		50,247	
Less: accumulated depreciation		(49,355)	
Property and equipment, net	$	892	

Depreciation expense for the year ended December 31, 2017 was $28.

Note 6 – Commitments and contingencies

Commitments

The Company leases office space in New Jersey. The lease is a three year lease expiring November 30, 2018. Rent expense for the year ending December 31, 2017 was $31,200, shown on the statement of income.

Future minimum payments of rent expense for the year ending December 31, 2018, total $28,600.

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017, or during the year then ended.

Note 7 – Related Party Transactions

During the year ended December 31, 2017, an affiliated company, H. Rivkin & Company (Bermuda), Ltd. (the "affiliate"), paid the first three months of rent on the Company's behalf. The amount totaled $7,800, and is shown as other income on the statement of income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $298,985 which exceeded its required net capital by $293,985. The Company's ratio of aggregate indebtedness (3,591) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

The provision for income tax expenses (benefits) at December 31, 2017 is comprised of the following:

Current income tax expense (benefit)		
Federal	$	-
State		5,110
Total current income tax expense (benefit)		5,110
Deferred income tax expense (benefit)		
Federal		72,323
State		-
Total deferred income tax expense (benefit)		72,323
Total provision for income tax expense (benefit)	$	77,433

Deferred taxes arise due to the Company's net operating loss carryforwards. For the year ended December 31, 2017, the Company has available $262,475 in net operating loss carryforwards, expiring beginning 2029.

Note 10 – Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017, or during the year then ended.

Note 11 – Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 12 - Recent Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13 - Classifications

Certain prior year amounts have been reclassified to conform to the current year's presentation. These charges had no impact on previously reported results of operations or stockholder's equity.

Note 14 – Reconciliation of Audited Net Capital to Unaudited FOCUS

There is a difference of $201,432 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	97,553
Adjustments				
Accumulated deficits	$	129,109		
Non-allowable assets		72,323		
				201,432
Net capital per audited statements			$	298,985

SUPPLEMENTARY NFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION STATEMENT OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2017

Schedule I

Total stockholder's equity		$ 359,997
Less: non-allowable assets		
Property and equipment	(892)	
Deferred tax asset	(55,120)	
Other asset	(5,000)	
Total non-allowable assets		61,012
Net capital		298,985
6 2/3 percent of net aggregate indebtedness	239	
Minimum dollar net capital required	5,000	5,000
Excess net capital		293,985
Aggregate indebtedness		3,591
Ratio of Aggregate indebtedness to net capital		0.01 : 1

There was a difference of $201,432 between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017.

H. RIVKIN AND COMPANY, INC.
SCHEDULE II – COMPUTATION FOR DETERMINING OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2017

A computation of reserve requirements is not applicable to H. Rivkin and Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

H. RIVKIN AND COMPANY, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2017

Information relating to possession or control requirements is not applicable to H. Rivkin and Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

H. Rivkin and Company, Inc.

Report on Exemption Provisions

For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) H. Rivkin and Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which H. Rivkin and Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) H. Rivkin and Company, Inc. stated that H. Rivkin and Company, Inc. met the identified exemption provisions throughout the year ended December 31, 2017, without exception. H. Rivkin and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H. Rivkin and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

**H. Rivkin &
Company,
Inc.**

12 West Delaware Avenue
Pennington, NJ 08534
609/730-4200 · Fax 609/730-3999

Assertions Regarding Exemption Provisions

We, as members of management of H. Rivkin and Company, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2017.

H. Rivkin and Company, Inc.

By:



(Jeroen Hoevers, President)

February 28, 2018
_____
(Date)

H. Rivkin and Company, Inc.

Report on the SIPC Annual Assessment

Report Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owner of H. Rivkin and Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by H. Rivkin and Company, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of H. Rivkin and Company, Inc. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating H. Rivkin and Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 28, 2018

H. Rivkin and Company, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

	Amount
Total assessment	$ 1,750
SIPC-6 general assessment Payment made on July 31, 2017	(1,690)
SIPC-7 general assessment Payment made on February 14, 2018	(60)
Total assessment balance (overpayment carried forward)	$ -